Exhibit 99.1

Ninetowns Reports First Half 2012 Financial Results

BEIJING, Oct. 25, 2012 /PRNewswire/ — Ninetowns Internet Technology Group Company Limited (NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reported its financial results for the six-month period ended June 30, 2012.

Financial Highlights:

•	Total net revenues were RMB43.9 million (US$6.9 million), representing a 38% increase as compared to RMB31.9 million (US$4.9 million) for the first half of 2011.

•	Net income was RMB55.3 million (US$8.7 million), as compared to net income of RMB5.2 million (US$0.8 million) for the first half of 2011.

•

Basic and diluted net income per ADS (each ADS represents one ordinary share) were RMB1.47 (US$0.24) and RMB1.35 (US$0.21), respectively, compared to basic and diluted net income per ADS of RMB0.14 (US$0.02) and RMB0.13 (US$0.02) for the first half of 2011.

First Half 2012 Business Highlights

Enterprise Software:

Ninetowns continued to derive a significant portion of its total net revenues from the sale and servicing of iDeclare software packages, which is Ninetowns’ import/export enterprise software solution. During the first half of 2012, the Company sold 666 iDeclare software packages and 8,183 iDeclare service contracts.

In addition, during the first half of 2012, Ninetowns sold 153 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. These contracts average approximately US$250 per contract per year. The maintenance services include installation, remote technical support, automatic upgrades and user training. Ninetowns expects to continue to promote its paid maintenance services to the users of the free software offered by the PRC Inspection Administration.

Food Related Business:

We have been offering our B2C organic food and other household products through our web portal, www.tootoo.cn. The platform was designed as an online grocery store that offers organic and other fresh and natural food products to consumers via delivery directly from farm to table. A key element of our value proposition is our “guaranteed fresh” delivery service of fresh produce from our warehouses directly to our customers located in a number of residential communities in Beijing. We believe that we are able to efficiently control product storage and movement at a low cost through the use of our proprietary product tracking system, warehouse management system and delivery date management system, all of which are supported by our information technology. During the first half of 2012, we continued to optimize our service and product offering, including the introduction of higher quality and higher margin products. Having developed a stable customer base that appreciates the value, convenience and quality of our service and product offering, we have gained a certain degree of pricing power which has resulted in an increase in the gross profit margin of this business segment. Looking ahead, we will continue to fine tune the business model, including the development of clear product categories, management of supplier and distribution chains and further improvements to our website and online ordering system.

Property Development Business:

During the first half of 2011, the Company launched a new property development business, which is a strategic initiative to capitalize on the growth of the real estate market in China. Through this initiative, the Company seeks to leverage its substantial experience in the technology field, including the Internet of Things (“IOT”) industry, and to capitalize on the emerging niche real estate market in China that integrates IOT related technology with community life and urban operations. The Company plans to focus its real estate development projects on three product models: (i) intelligent residential communities, (ii) smarter senior living communities and (iii) e-commerce bio-system industrial parks, primarily in third and fourth-tier cities in China.

As of June 30, 2012, the Company had four projects for commercial, residential and industrial use in various stages of development in the Yizhuang district of Beijing, Huainan in Anhui Province, Dalian in Liaoning Province and Binzhou in Shandong Province. Of the four projects, to date ground breaking and initial construction has begun in Dalian for a mixed-use commercial and residential development. The remaining three projects are currently in pre-construction planning phases as the Company continues its ongoing study, research and design efforts and monitors the development of the PRC government’s evolving real estate policy.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented: “We are pleased to report healthy results for the first half of the year, with a significant year-over-year increase in revenue and net income. Despite the challenging global macroeconomic environment, which continues to impact our core enterprise software segment, our financial results benefited from our broadened services to existing customers and consistently enhanced marketing efforts. While we experienced a decrease in demand for our iDeclare software packages and services contracts, we continue to remain focused on maximizing customer retention and further expansion of our client base. Although we are pleased to see a return to growth on a year-over-year basis, we believe that our core enterprise software segment will continue to face headwinds as a result of the global economic slowdown in the near to mid-term.”

“Given the limited prospects for sustainable long-term growth in our core B2G segment, we continue to focus our efforts on our newer initiatives, including our food-related business and our new property development initiative. We are pleased with the progress that we have made to date on both initiatives. Our food-related business continues to grow at a steady pace, supported by the breadth and depth of our product offerings and our continuously improving operational platform. Having established a stable and loyal customer base, we are now focused on improving the profitability of this segment through the introduction of higher quality and higher margin products while further optimizing our sourcing, transport, distribution and customer interface. We believe these efforts will help us to maintain the steady and prudent pace of growth that we have achieved to date. Finally, we continue to make progress on our property development initiative, however this effort remains in a fairly preliminary stage. We continue to monitor the government’s policies relating to real estate while further developing our existing projects. While much work remains ahead, we believe that the long-term opportunities in this segment remain substantial and we will continue to allocate our time and resources to this effort accordingly.”

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “Our improved top and bottom line performance in the period further bolsters our stable financial position. Our balance sheet and cash position remain healthy, providing us with the necessary resources to continue our investments in our new growth initiatives. We remain focused on maintaining a strong financial position and effectively managing our costs to maximize our strategic flexibility in the second half of the year.”

First Half 2012 Financial Results

Total Net Revenues. Total net revenues were RMB43.9 million (US$6.9 million) for the first half of 2012, representing a 38% increase as compared to RMB31.9 million (US$4.9 million) for the first half of 2011.

Net revenues from sales of enterprise software for the first half of 2012 were RMB29.4 million (US$4.6 million), representing 67% of total net revenues, as compared to 80% for the first half of 2011. Net revenues from software development services were RMB3.7 million (US$0.6 million) for the first half of 2012, representing 8% of total net revenues, as compared to 7% for the first half of 2011. Net revenues from the food related business were RMB10.8 million (US$1.7 million) for the first half of 2012, representing 25% of total net revenues, as compared to 13% for the first half of 2011.

Gross Profit and Gross Margin. Gross profit was RMB33.2 million (US$5.2 million) for the first half of 2012, compared to RMB26.4 million (US$4.1 million) for the first half of 2011.

Gross margin for this reporting period was 76%, representing a decrease from 83% in the first half of 2011. The decrease was mainly due to the increase in revenue from our food related business as a percentage of the Company’s total net revenues and gross margin for our food related business is lower than gross margin in the Company’s other businesses.

Operating Expenses. For the first half of 2012, total operating expenses were RMB58.7 million (US$9.2 million), representing an increase of 35% from RMB43.3 million (US$6.7 million) in the first half of 2011, and a decrease of 6% compared to RMB62.7 million (US$10.0 million) in the second half of 2011.

For the first half of 2012, selling and marketing expenses were RMB11.8 million (US$1.9 million), representing an increase of 28% from RMB9.2 million (US$1.4 million) in the first half of 2011 and a decrease of 11% from RMB13.2 million (US$2.1 million) in the second half of 2011. The increase in the first half of 2012 was primarily due to an increase in salaries and bonus of sales and marketing staff and an increase in advertising and exhibition expenses in the property development business.

General and administrative expenses were RMB40.1 million (US$6.3 million) in the first half of 2012, representing an increase of 26% compared to RMB31.9 million (US$4.9 million) in the first half of 2011 and a decrease of 16% compared to RMB47.5 million (US$7.5 million) for the second half of 2011. This increase was primarily due to an increase in salaries and bonus of management and administrative staff and an increase in legal and professional fees.

Research and development expenses increased by 30% to RMB6.9 million (US$1.1 million) from RMB5.3 million (US$0.8 million) in the first half of 2011, and increased by 21% from RMB5.7 million (US$0.9 million) in the second half of 2011. The increase was a result of an increase in salaries and bonus of software development staff.

Collection of cash related to previously reserved bad debts amounted to RMB0.1 million (US$0.02 million) for the first half of 2012, compared to RMB3.1 million (US$0.5 million) in the first half of 2011. Collection of cash related to previously reserved bad debts in the first half of 2012 was higher than the collection of cash related to previously reserved bad debts in the first half of 2011 because of certain debt repayment agreements we entered into with three of our franchisees in June 2011, which allowed us to collect a higher amount of previously reserved bad debts than we would have otherwise been able to collect.

Operating Loss. As a result, operating loss for the first half of 2012 was RMB25.5 million (US$4.0 million), compared to an operating loss of RMB17.0 million (US$2.6 million) for the first half of 2011. The increase in operating loss was primarily due to the increase in operating expenses and, in particular, in general and administrative expenses.

Other Income. For the first half of 2012, other income, which includes interest income, gains on sales of short-term investments, changes in fair value of marketable options, gains on disposal of investments under cost method, losses from equity method investments and others was RMB81.4 million (US$12.8 million), as compared to other income of RMB22.6 million (US$3.5 million) for the same period in 2011.The increase in other income primarily consisted of the increase in gains on sales of short-term investments.

Net Income. Net income for the first half of 2012 was RMB55.3 million (US$8.7 million), as compared to net income of RMB5.2 million (US$0.8 million) for the same period in 2011. Basic and diluted net income per ADS for the first half of 2012 were RMB1.47 (US$0.24) and RMB1.35 (US$0.21) compared to basic and diluted net income per ADS of RMB0.14 (US$0.02) and RMB0.13 (US$0.02) in the first half of 2011.

Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits decreased to RMB239.1 million (US$37.6 million) as of June 30, 2012, compared to RMB262.4 million (US$41.7 million) as of December 31, 2011. The decrease was due primarily to cash flows used in our operating and investing activities.

Deferred Revenue. Deferred revenue as of June 30, 2012 was RMB12.8 million (US$2.0 million), compared to RMB14.3 million (US$2.3 million) as of December 31, 2011.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on June 30, 2012, which was RMB6.353 to US$1.00. Certain comparative figures extracted from past releases are converted by using the rate as of the respective balance sheet dates. The percentages stated in this earnings release are calculated based on Renminbi.

Investor Conference Call / Webcast Details

A conference call has been scheduled for 8:00 a.m. in Beijing on October 26, 2012. This will be 8:00 p.m. on October 25, 2012 in New York. During the call, Ninetowns’ management will be available to discuss the first half 2012 financial results and recent business activities.

The call may be accessed by dialing +1-866-519-4004 and the passcode is 44081778. A live webcast of the conference call will be available on Ninetowns’ website at ir.ninetowns.com. A replay of the call will be available from 11:00 a.m. Beijing time on October 26, 2012 (11:00 p.m. in New York on October 25, 2012) through 11:00 a.m. on November 1, 2012 in Beijing (11:00 p.m. in New York on October 31, 2012) by telephone at +1-866-214-5335 and through ir.ninetowns.com. The passcode to access the replay is 44081778.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at ir.ninetowns.com.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Daisy Wang

Investor Relations

Ninetowns Internet Technology Group

Company Limited

+86 (10) 6589-9904

ir@ninetowns.com

Investor Relations (HK):

Mahmoud Siddig, Managing Director

Taylor Rafferty

+852-3196-3712

ninetowns@taylor-rafferty.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2011, DECEMBER 31, 2011 AND JUNE 30, 2012

(In thousands, except share-related data)

	For the six months ended
	June 30, 2011 RMB	June 30, 2011 US$		Dec. 31, 2011 RMB	Dec. 31, 2011 US$		June 30, 2012 RMB	June 30, 2012 US$
	(unaudited)	(unaudited)		(unaudited)	(unaudited)		(unaudited)	(unaudited)
Total net revenues	31,909		4,937	43,307		6,881	43,890		6,909
Total cost of revenues	(5,543)		(858)	(5,190)		(825)	(10,674)		(1,680)

Gross profit	26,366		4,079	38,117		6,056	33,216		5,229
Selling and marketing expenses	(9,249)		(1,431)	(13,244)		(2,104)	(11,789)		(1,856)
General and administrative expenses	(31,888)		(4,934)	(47,466)		(7,542)	(40,129)		(6,317)
Research and development expenses	(5,319)		(823)	(5,723)		(909)	(6,920)		(1,089)
Allowance for doubtful accounts, net	3,112		481	3,729		592	130		20

Loss from operations	(16,978)		(2,628)	(24,587)		(3,907)	(25,492)		(4,013)
Interest income	1,136		176	786		125	1,813		285
Gain on sales of short-term investments	27,169		4,203	5,520		877	75,850		11,939
Change in fair value of marketable options	(7,170)		(1,109)	14,422		2,291	845		133
Loss on disposal of investment under cost method	—		—	(3,373)		(536)	—		—
Gain (loss) from equity method investments	—		—	1,639		260	(271)		(43)
Others	1,508		233	4,486		713	3,204		504

Income (loss) before income tax	5,665		875	(1,107)		(177)	55,949		8,805
Income tax expense	(496)		(77)	(552)		(88)	(647)		(102)

Net income (loss)	5,169		798	(1,659)		(265)	55,302		8,703
Net loss attributable to non-controlling interest	—		—	15		2	38		6

Net income (loss) attributable to the Company	5,169		798	(1,644)		(263)	55,340		8,709

Net income (loss) per share:
Basic	RMB0.14	US$	0.02	(RMB0.04)	(US$	0.01)	RMB1.47	US$	0.24
Diluted	RMB0.13	US$	0.02	(RMB0.04)	(US$	0.01)	RMB1.35	US$	0.21

Weighted average shares used in computation:
Basic	37,348,884		37,348,884	37,536,885		37,536,885	37,745,880		37,745,880
Diluted	40,283,493		40,283,493	40,558,677		40,558,677	41,080,558		41,080,558

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND JUNE 30, 2012

(In thousands)

	Dec. 31,		June 30,
	2011	2011	2012	2012
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	262,433	41,696	239,110	37,637
Restricted cash	88	14	84	13
Short-term investments	245,798	39,053	366,834	57,741
Inventories	3,146	500	2,083	328
Trade receivables, net	3,921	623	4,495	708
Other current assets	10,120	1,608	7,988	1,258

Total current assets	525,506	83,494	620,594	97,685

Other non-current assets	756,618	120,215	755,972	118,995

TOTAL ASSETS	1,282,124	203,709	1,376,566	216,680

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	14,332	2,277	12,782	2,012
Other current liabilities	37,331	5,931	45,288	7,129

Total current liabilities	51,663	8,208	58,070	9,141
Non-current liabilities:
Deferred subsidies	240,240	38,170	276,200	43,475
Tax liabilities	4,817	765	4,963	781

Total liabilities	296,720	47,143	339,233	53,397
Equity of the Company	985,404	156,566	1,037,333	163,283

TOTAL LIABILITIES AND EQUITY	1,282,124	203,709	1,376,566	216,680

Note: The information contained in the condensed consolidated balance sheet as of December 31, 2011 is derived from the Company’s audited financial statements included in the annual report on Form 20-F.